

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

July 13, 2016

Andrew S. Samuel
President and Chief Executive Officer
Sunshine Bancorp, Inc.
102 West Baker Street
Plant City, FL 33563

> **Re:** **Sunshine Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 23, 2016**
> **File No. 333-212209**

Dear Mr. Samuel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about the Merger

Q: What will FBC shareholders receive in the merger?, page 1

1. We note that you disclose that under Section 7.01(i) of the Merger Agreement, in the event that the weighted average price of Sunshine shares declines by more than 20% of $14.03, that Florida Bank of Commerce may terminate the offering, unless Sunshine increased the exchange ratio. Please tell us how you plan to register any additional shares that may be issued in the event that Sunshine increases the exchange ratio.

The Merger, page 53

2. We note that on page 59, you disclose that KBW received forecasts and projections from FBC. Similarly, on page 71, you disclose that Raymond James received projections from

Sunshine management. Revise this document to disclose all material projections provided by FBC and Sunshine to the other party's financial advisor.

Opinion Sunshine's Financial Advisor, page 58

3. Please expand the last paragraph of this section on page 68 to disclose all compensation paid to KBW during the last two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Representations and Warranties, page 82

4. On page 82, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and that "stockholders are not third-party beneficiaries under the merger agreement." Please note that disclosure regarding an agreement's representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Summary Compensation Table, page 180

5. Please revise to include executive compensation disclosure for Ms. Kilborne pursuant to Item 18(7)(ii) of Form S-4 Form because she will be serving as an executive officer of Sunshine after the merger.

Exhibit 8.1

6. Please have counsel revise the opinion to remove the assumption regarding qualification as a statutory merger under Florida and Maryland law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Patricia F. Young (Via E-mail)